UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Anaren, Inc.

 (Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032744104

(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032744104

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032744104

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 032744104

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 032744104

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 777,771

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 777,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Anaren, Inc., a New York corporation (the “Company”), which has its principal executive offices at 6635 Kirkville Road, East Syracuse, NY 13057.  This Amendment No. 3 amends and supplements, as set forth below, the information contained in items 1, 4 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on August 16, 2012, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 8, 2013, and as amended by Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on April 30, 2013 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the sixth, seventh and eighth paragraphs thereof:

On May 10, 2013, Discovery Equity Partners sent to the Company a shareholder proposal for inclusion in the Company’s Proxy Statement for its 2013 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, a copy of which shareholder proposal is attached hereto as Exhibit 1.  The shareholder proposal requests that the Board of Directors approve amendments to the Company’s certificate of incorporation and bylaws to declassify the Company’s board of directors and thereby require that all directors stand for election on an annual basis rather than once every three years.

In its letter dated May 10, 2013 to the Company transmitting the shareholder proposal, Discovery Equity Partners stated that it feels strongly that the Company must continue to improve its corporate governance and that it believes a large deficiency in the Company’s corporate governance is the continued existence of a classified board.  Discovery Equity Partners further stated that, in its opinion, a classified board is archaic and unnecessarily disenfranchises shareholders and that it is therefore requesting that the Company immediately begin the process to eliminate its classified board and move to annual elections of all directors.

In the transmittal letter, Discovery Equity Partners further indicated that it hopes the Company’s directors agree with this improvement and approve amendments to the Company’s certificate of incorporation and bylaws that can be submitted to stockholders not later than the 2013 Annual Meeting.  Discovery Equity Partners further stated that it recognizes that the board may not take these actions and therefore it is simultaneously submitting the shareholder proposal to the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and Discovery Equity Partners, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 3 included as Exhibit 2 to this Amendment No. 3, and the Powers of Attorney granted by Messrs. Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 3.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Shareholder Proposal sent to the Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Joint Filing Agreement dated as of May 13, 2013, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2013
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Shareholder Proposal sent to the Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Joint Filing Agreement dated as of May 13, 2013, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.